

February 18, 2022

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Steve Lo and Mr. Craig Arakawa

Re: Helmerich & Payne, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2021
Filed November 18, 2021
Form 8-K Filed November 17, 2021
File No. 001-04221

Dear Mr. Lo and Mr. Arakawa:

On behalf of Helmerich & Payne, Inc. ("H&P" or the "Company"), we are providing the following response to the comments on the above-referenced reports provided by staff members (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC") by letter dated January 31, 2022. To assist in your review, we have included the heading and comment from that letter in italics followed by the Company's response in regular typeface.

Form 10-K for the Fiscal Year Ended September 30, 2021

*Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations for the Fiscal Years Ended September 30, 2021 and 2020, page 44*

1. *We note you present and discuss segment gross margin for each of your reportable segments in addition to segment operating income (loss) in both your Form 10-K and in the press release included in your Form 8-K filed on November 17, 2021. Please revise to label segment gross margin as a non-GAAP financial measure and provide the required disclosures pursuant to Item 10(e) of Regulation S-K or tell us why you believe segment gross margin is not a non-GAAP financial measure.*

Response:

We acknowledge the Staff's comment and respectfully advise the Staff that we believe that segment gross margin is calculated in accordance with GAAP. According to the FASB Codification Master Glossary ("FASB Glossary"), GAAP gross margin is defined as "the excess of sales over the cost of goods sold" and "gross margin does not consider all operating expenses." As presented, H&P's segment gross margin represents the amount of sales ('Operating revenues') in excess of cost of goods sold

('Direct operating expenses'), and does not include other operating expenses such as 'Depreciation and amortization' expense, 'Research and development' expense, and 'Selling, general and administrative expense', which are all components of segment income/loss. Consequently, the Company believes that segment gross margin is calculated in accordance with GAAP. In future filings, we will delete the footnote references that suggest that segment gross margin and operating income/loss have limitations and should not be used as alternatives to revenues, expenses or operating income/loss.

2. *We note you disclose "average active rigs" for each of your reportable segments. We also note you provide "average active rigs per day" for each of your reportable segments on page 8. Please clearly define these two metrics and how they are calculated. Refer to SEC Release No. 33-10751.*

Response:

We respectfully advise the Staff that in future filings the Company will include the following information regarding the metrics "average active rigs" and "average active rigs per day" consistent with SEC Release No. 33-10751:

"Active rigs generate revenue for the Company; accordingly, 'average active rigs' represents the average number of rigs generating revenue during the applicable time period. This metric is calculated by dividing revenue days by total days in the applicable period (i.e. 365 days). Operating metrics, including 'average active rigs' are provided to allow investors to analyze the various components of segment financial results in terms of activity, utilization and other key results. Management uses these metrics to analyze historical segment financial results and as the key inputs for forecasting and budgeting segment financial results."

'Average active rigs' and 'average active rigs per day' is the same metric. To ensure this is clear, all references to this metric will be updated to 'average active rigs.'

Liquidity and Capital Resources
Operating Activities, page 49

3. *We note you present "operating net working capital" in discussing your cash flows from operating activities. Please identify operating net working capital as a non-GAAP financial measure and provide the required disclosures pursuant to Item 10(e) of Regulation S-K. To the extent you do not believe this is a non-GAAP measure, please explain.*

Response:

We respectfully advise the Staff that, in future filings, the Company will more clearly label operating net working capital as a non-GAAP measure by labeling the metric "Operating Net Working Capital (Non-GAAP)." The Company will also include a reconciliation of operating net working capital to current assets and current liabilities presented on the Consolidated Balance Sheets (calculated in accordance with GAAP) and disclosure substantially similar to the following: "For the purpose of understanding the impact on our cash flows from operating activities, operating net working capital is calculated as current assets, excluding cash and cash equivalents, short-term investments, and assets held-for-sale, less current liabilities, excluding dividends payable and the current portion of long-term debt. This metric is considered a non-GAAP measure of the Company's liquidity. The Company considers net working capital to be a supplemental measure for presenting and analyzing trends in our cash flows from operations over time. Likewise, the Company believes that net working capital is useful to investors because it provides a means to evaluate the operating performance of the business using criteria that are used by our internal decision makers."

Form 8-K Filed November 17, 2021

Exhibit 99.1
Select Items, page 13

4. *We note you disclose adjusted net loss for the three months ended September 30, 2021, the three months ended June 30, 2021 and the year ended September 30, 2021. Please label adjusted net loss as a non-GAAP financial measure and provide disclosures to comply with Item 10(e)(1)(i) of Regulation S-K or tell us why you believe it does not represent a non-GAAP financial measure.*

Response:

We acknowledge the Staff's comment and advise the Staff that under the heading "Select Items" on page 13 of the earnings release, we include non-GAAP reconciliations for adjusted net loss for the three months ended June 30, 2021 and for the year ended September 30, 2021. In future filings, the Company will more clearly label adjusted net loss as a non-GAAP financial measure by labeling the metric "Adjusted net loss (Non-GAAP)" and we will revise the label of the section to "Non-GAAP Reconciliation of Select Items" to further highlight that the adjustments in "Select Items" and the metric "Adjusted net loss" are presented on a non-GAAP basis.

In addition, we believe that footnote 2 on page 5 and the footnote on page 13 of Exhibit 99.1 to the Form 8-K filed on November 17, 2021 both provide information on why management believes adjustments to GAAP net loss are useful and how management uses the measure in assessing operational performance. To further clarify that adjusted net loss is a non-GAAP metric, in addition to the clarifying label described above, the Company will change the footnote disclosure in future earnings press releases to read, "'Select Items' and 'Adjusted net loss' are non-GAAP measures. The Company believes identifying and excluding select items is useful in assessing and understanding current operational performance, especially in making comparisons over time involving previous and subsequent periods and/or forecasting future period results. Select items are excluded as they are deemed to be outside of the Company's core business operations."

We believe that this disclosure is consistent with the requirements of Item 10(e)(1)(i) of Regulation S-K, because it provides the reason why management believes the non-GAAP measure is useful as well as the purposes for which management uses this information. Further, we believe there are no equal or greater prominence concerns implicated in the current disclosures, since each reference to adjusted net loss is preceded by a reference to GAAP net loss.

*   *   *

Should you have any further questions on the above, please do not hesitate to contact me at (918) 588-2622.

Sincerely,

/s/ Mark Smith

Mark W. Smith
Senior Vice President and Chief Financial Officer

cc: Cara M. Hair, Senior Vice President, Corporate Services and Chief Legal and Compliance Officer
     Hillary Holmes, Gibson, Dunn & Crutcher LLP
     Lori Zyskowski, Gibson, Dunn & Crutcher LLP